Exhibit 99.10

CONSENT OF WORLEY CANADA SERVICES LTD.

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled “Preliminary Economic Assessment of LANXESS Smackover Project” dated August 1, 2019, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Standard Lithium Ltd. (the “Company”) for the year ended June 30, 2021 (collectively, the “Annual Report”).

The undersigned also hereby consents to the use of the undersigned’s name and the incorporation by reference of such information contained the Annual Report into the Company’s Registration Statement on Form F-10 (File No. 333-259442), as amended.

/s/ Reza Eshani
Reza Eshani, P.Eng. North America East MMM Portfolio Manager Worley Canada Services Ltd.
Date: October 28, 2021